Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

19 MAY 2020

WESTPAC EXECUTIVE CHANGES

Westpac today announced that David Lindberg, Chief Executive, Consumer and Craig Bright, Chief Information Officer, are leaving Westpac to take up new roles overseas. An international search has commenced for their replacements.

Westpac also announced the appointment of Les Vance to a new role as Group Executive, Financial Crime, Compliance and Conduct. Mr Vance will be responsible for overseeing the Group’s financial crime, compliance and conduct management.

Mr Vance’s appointment reflects the Group’s commitment to increase its focus on these areas and allow the Chief Risk Officer, David Stephen, to focus on the financial risk management of the organisation, particularly the credit portfolio, given the challenges of the COVID-19 pandemic.

Mr King thanked Mr Lindberg and Mr Bright for their contribution to Westpac.

Mr Lindberg made significant progress on improving customer satisfaction and the digital experience, while Mr Bright improved the capability of the Bank’s technology infrastructure, implemented the Customer Service Hub and achieved significant efficiencies in vendor services.

Commenting on Mr Vance, Mr King said: “Les is a thoughtful and energetic executive who will bring a forensic approach to improving and strengthening Westpac’s financial crime and compliance management.

“Westpac has made significant progress in improving its financial crime capability and I am confident Les will continue to build on this platform of work. His deep understanding of the bank and risk management will help us further strengthen our management of non-financial risk. Les will bring his considerable experience, knowledge and integrity to his new role.”

Mr Vance is currently the Chief Operating Officer, Consumer Division and has over 25 years’ executive experience across line management, transformation and program delivery, operations, and risk and governance.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, Company Secretary.

Les Vance Profile

Mr Vance’s previous roles at Westpac include, Chief Risk Officer for BT Financial Group, Group General Manager for Core Transformation, Chief Operating Officer for Technology, General Manager of Investments & Business Partnering, and Corporate Counsel for Secretariat & Corporate.

Before joining Westpac in 2008, Mr Vance was Group Executive for External Funds at Investa Property Group and Chief Executive for Gaming at TAB Limited. He also held strategic project roles with Racing NSW.

Mr Vance commenced his career at the legal firm, Herbert Smith Freehills where he became a partner.

Les has a Bachelor of Commerce and a Bachelor of Laws with Honours, both from The University of Queensland.